To Mr. John Hodgin,

Below is a summary of the responses along with some questions related to the comments in the letter to Floyd Smith dated February 21, 2014.

Comment 1—Based on this comment we will amend the disclosure of proved developed reserves to include the proved developed non-producing reserves in the instances in which the future development expense is not significant.

Comment 2—The gas reserves on page F-27 at the beginning of 2011 were all contained in one lease. During 2011 there was no development activity on this lease so the reserve classification was changed to probable in the reserve report as of December 31, 2011. The increase in the gas reserves in 2012 were not related to the aforementioned lease. Development activity undertaken in 2012 resulted in revisions from probable to developed on other leases that the Company has.

The decrease in the oil reserves is related to events on two leases. On one lease the Company has performed development work and the results were disappointing causing a downward adjustment to previously reported proved reserves. Concerning the second lease, certain wells have been taken out of production due to the need for repairs that the Company has decided not to make until a full secondary recovery project can be undertaken on that lease. In view of the decreased production, the proved reserves were decreased.

Comment 3—The inclusion of Exhibit 10.2 was an error. This was intended to be the slot for the 2012 reserve report that was included as Exhibit 99.1. The Exhibit 10.2 will be noted as deleted in the S-1 amendment.

Comment 4—A consent will be obtained from Forrest A. Garb & Associates, Inc. and filed with the S-1 amendment.

Comment 5—The reserve report will be amended to delete the Total Probable category.

Comment 6—The last sentence of the second paragraph on page two under “Economic Considerations” will be clarified to include abandonment..

Comment 7---The reserve report will be amended to respond to the four bullet points raised in this comment.

Please call Bob Currier, CFO of Petron, at 214-908-2383 after you have reviewed the above responses.